Exhibit 99.9.2

TERMS OF REFERENCE

SASOL LIMITED

AUDIT COMMITTEE

1.	PURPOSE AND OBJECTIVES

1.1

The Audit Committee (the Committee) is constituted as a statutory committee of Sasol Limited (the Company) in respect of its statutory duties in terms of section 94(7) of the Companies Act, 71 of 2008 (the Act) (as set out in Appendix 1) and a committee of the Sasol Limited Board of Directors (the Board) in respect of all other duties assigned to it by the Board.

1.2	These Terms of Reference are subject to the provisions of the Act, the Company's Memorandum of Incorporation (MOI) and any other applicable law or regulatory provision.

1.3

The Committee shall perform the functions listed below and perform, on behalf of all subsidiaries of the Company that are required in terms of the Act to have audit committees (collectively herein referred to as “the South African subsidiaries”), the functions listed in section 94(7) of the Act.

1.4	The Committee assists the Board in overseeing the:

1.4.1

quality and integrity of the Company’s integrated reporting, incorporating the financial statements (including the consolidated Sasol group (the Group) financial statements), sustainability reporting, and public announcements in respect of the financial results;

1.4.2	the qualification and independence of the external auditors for the Company and all Group companies;

1.4.3	the scope and effectiveness of the external audit function for the Company and all Group companies;

1.4.4	the effectiveness of the Group’s internal controls and internal audit function;

1.4.5	the effectiveness of the Group’s financial risk management; and

1.4.6	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.

2.	CONSTITUTION AND MEMBERSHIP

2.1	The Committee shall comprise no less than three members nominated by the Board and elected annually by shareholders, all of whom shall be independent non-executive directors.

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Latest revision approved: 20 May 2022

2.2	The Board shall, taking into consideration the minimum number of directors required as stipulated in clause 2.1, determine the number of members who shall constitute this Committee.

2.3

Each member of the Committee shall meet all applicable independence, financial literacy and other requirements prescribed by law, the Johannesburg Stock Exchange Limited (JSE) and the New York Stock Exchange (NYSE). At least one member of the Committee must meet the applicable Securities and Exchange Commission’s (SEC) definition of a “financial expert”.

2.4	The Board shall appoint a Chairman of the Committee and determine the period for which he/ she shall hold office. The Chairman of the Board shall not be eligible to serve as a member of the Committee.

2.5	The Board must fill any vacancy on the Committee within 40 business days after the vacancy arises but may not remove any member elected by shareholders from the Committee.

2.6	The Company Secretary of Sasol Limited shall be the secretary of the Committee.

3.	MANDATE

3.1	Integrated reporting[1]

3.1.1

The Committee will oversee integrated reporting, having regard to all factors and risks that may impact on the integrity of the integrated report, and will approve the Company’s annual Integrated Report on behalf of the Board. In this regard, the Committee will also consider and review the findings and recommendations of the Group Executive Committee (GEC) sub-committees and Board committees insofar as they are relevant to the functions of the Committee.

3.2	Financial statements and other matters

The Committee:

3.2.1	will examine, review and approve the annual report to be filed with the US Securities and Exchange Commission under Form 20-F; and

3.2.2

will examine and review the Annual Financial Statements of the Company (including consolidated Group financial statements), the interim reports, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, prior to submission and approval by the Board, focusing particularly on:

(a)

compliance with accounting standards, local and international, compliance with stock exchange and legal requirements (in respect to compliance with stock exchange and legal requirements, the Committee will consider the recommendations of the Nomination and Governance Committee);

[1]

King IV defines integrated reporting as “a process founded on integrated thinking that results in a periodic integrated report by an organisation about value creation over time. It includes related communications regarding aspects of value creation. An integrated report could be a standalone report which connects the more detailed information in other reports.”

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Latest revision approved: 20 May 2022

(b)	major judgemental areas and significant adjustments resulting from the audit;

(c)	the basis on which the Company has been determined a going concern as well as solvency and liquidity;

(d)	capital adequacy;

(e)	any changes in accounting policies and practices;

(f)	the appropriateness of major adjustments processed at year end;

(g)	amendment of and compliance with the financial conditions of loan covenants; and

(h)	tax and litigation matters;

3.2.3

regarding the annual financial statements of major subsidiaries as defined by the JSE, delegates the review and approval of the annual financial statements of such subsidiaries to the Governance Committees and Boards of those companies. The annual financial statements of those subsidiaries must be reviewed by the Sasol Group Financial Controlling team and Group Company Secretarial Services prior to submission to the respective Governance Committees and Boards.

3.2.4

will review the Sasol Limited and group consolidated annual budget (including the application of accounting principles and assumptions), as well as the status update of financial risk appetite and tolerance in relation to the budget, the Group Funding Plan, the Sasol Limited dividend policy and dividend declaration and the provision of financial assistance.

3.2.5

will continuously monitor the solvency and liquidity of the Company and shall obtain adequate assurances from management about the solvency and liquidity of Group companies, making relevant recommendations to the Board.

3.3	Financial market risk management and hedging matters

The Committee:

3.3.1	approves Sasol’s financial market risk management (hedging) policy and any subsequent changes;

3.3.2	considers and reviews hedging status and approves proposed hedging mandates;

3.3.3	approves deviations from the hedging policy (including but not limited to, hedging levels, hedging instruments, hedging periods, hedge cover ratios); and

3.3.4	monitors financial market risks and the execution of hedges.

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Latest revision approved: 20 May 2022

3.4	The Committee will review all documents that contain material financial information or other information which could impact materially on the financial results or performance of the Company, such as:

3.4.1	circulars and prospectuses;

3.4.2	press releases on earnings;

3.4.3	trading statements; and

3.5	disclosure controls and procedures

3.5.1	The Committee shall review with management, and any outside professionals as the Committee considers appropriate, the effectiveness of the Company’s disclosure controls and procedures.

3.6	Sustainability reporting

3.6.1

The Committee will ensure that assurance is provided on material sustainability issues, the scope of which and engagement of external assurance provider(s), as appropriate, to be approved by the Safety, Social and Ethics Committee.

3.6.2

The Committee shall be entitled to place reliance on the assurance obtained as presented to the Safety, Social and Ethics Committee regarding the integrity, reliability and validation of the sustainable development information as well as the review and approval of the sustainable development information by the Safety, Social and Ethics Committee as incorporated into the integrated report or published on the Sasol website.

3.6.3	The Committee shall consider recommendations by the Safety, Social and Ethics Committee that may have an impact on the financial statements.

3.7	External audit and auditors

The Committee will, with regard to all Group companies:

3.7.1

consider and make recommendations on the appointment and retention of the external auditor(s), subject to the applicable laws and the rules of any stock exchange on which the Company’s shares are listed;

3.7.2	evaluate the independence and performance of the external auditor(s), and consider whether any non-audit services rendered by such auditors substantively impair their independence;

3.7.3	pre-approve all permissible non-audit services in line with approved thresholds, to be provided by the external auditors;

3.7.4

discuss and review, with the external auditor(s) before the audit commences, the auditor(s) engagement letter, the terms, nature and scope of the audit function and the audit fee and where more than one auditor is involved, the maintenance of a professional relationship and co-ordination between them;

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Latest revision approved: 20 May 2022

3.7.5	approve the external auditor(s) engagement letter, the terms, nature and scope of the audit function and the audit fee;

3.7.6	make suggestions on areas of emphasis that the audit should address;

3.7.7	consider any accounting treatments, significant unusual transactions or accounting judgements, that could be contentious;

3.7.8	consider the effects of significant ventures, investments or operations which are not subject to external audit;

3.7.9	review the overall audit role, minimise duplication, discuss implications of new auditing standards and ensure that the external audit fee will sustain a proper audit and provide value for money;

3.7.10	obtain assurance from the external auditor(s) that adequate accounting records are being maintained;

3.7.11

obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the external auditor describing: the external auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review of the external auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, in respect of independent audits carried out by the external auditor, and any steps taken to deal with these issues;

3.7.12

pre-approve the hiring of any senior employee or former senior employee of the external auditors who was a member of the audit team during the preceding financial year; In addition, the Committee shall pre-approve the hiring of any employee or former employee of the external auditors for top management positions within a specific Group company, regardless of whether that person was a member of such a Company's audit team or not;

3.7.13	receive and consider, in accordance with a formalised procedure, any Reportable Irregularities identified and reported by the external auditors in terms of the Auditing Profession Act 26 of 2005;

3.7.14	consider the use of technology to improve audit coverage and efficiency;

3.7.15	obtain assurance from management in respect of the functions specifically performed by the Committee for South African subsidiaries in terms of section 94(7) of the Act (see Appendix 1); and

3.7.16	liaise with and monitor the activities of any committee in the Group that performs the functions normally performed by an audit committee.

3.8	Internal control and assurance services[2]

[2]	Assurance services is a collective term for Sasol’s internal audit and forensic services.

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Latest revision approved: 20 May 2022

3.8.1

An important role of the Committee will be to monitor the effective functioning of the Group’s internal audit, ensuring that the roles and functions of the external audit and internal audit are sufficiently clarified and co-ordinated to provide an objective overview of the operational effectiveness of the Group’s systems of internal control and reporting. This will include:

(a)	quarterly assessing the independence and effectiveness of the internal audit function including the adequacy of available internal audit resources;

(b)	reviewing the internal audit function’s compliance with the internal audit charter as approved by the Committee;

(c)

quarterly assessing the report of internal audit on the effectiveness of the Group’s systems of internal control, including internal financial control and business risk management and maintaining effective internal control systems;

(d)	considering the appointment, dismissal or re-assignment of the Chief Assurance Officer;

(e)	assessing the performance of the Chief Assurance Officer;

(f)

ensuring that the internal audit function is subject to an independent quality review, at least every four years or such other period deemed appropriate by the Audit Committee but not later than five years;

(g)	ensuring that the internal audit plan is in accordance with the internal audit charter and that it is executed timely;

(h)	reviewing the adequacy of corrective action taken in response to significant internal audit findings;

(i)	reviewing significant matters reported by the internal audit function;

(j)

reviewing the co-operation and co-ordination between the internal and external audit functions and co-ordinating the formal internal audit work plan with external auditors to avoid duplication of work;

(k)	reviewing significant differences of opinion between management and the internal audit function;

(l)	reporting on the maintenance of proper and adequate accounting records;

(m)	reporting on the overall operational and financial reporting environment;

(n)	reporting on the systems to safeguard the Company’s assets against unauthorised use or disposal;

(o)

requesting investigations into matters within its scope, for example, evaluations of the effectiveness of the Group’s internal controls, significant cases of employee fraud, misconduct or conflict of interest; and

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Latest revision approved: 20 May 2022

(p)	reviewing forensic audit reports that relate to matters that could have a material impact on the financial statements.

3.9	Compliance of the Group with legal and regulatory requirements to the extent that it may have an impact on financial statements. The Committee shall:

3.9.1

review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Group and any material reports or inquiries from regulatory or governmental agencies;

3.9.2	review with management:

(a)

the receipt, retention and treatment of complaints received by the Group regarding accounting matters, internal audit, internal accounting controls, content of the financial statements, auditing matters or potential violations of law relating to matters within the mandate of the Committee; and

(b)

the confidential, anonymous submission by employees of the Group of concerns regarding questionable accounting or auditing matters and potential violations of law relating to matters within the mandate of the Committee.

3.10	Risk management and information technology

3.10.1

The Committee is an integral part of the risk management process. In this regard the Committee will also consider and review the findings and recommendations of the Safety, Social and Ethics Committee and any other Board committee insofar as they are relevant to the functions of the Committee.

3.10.2

The Committee supports the Board in ensuring effective risk management oversight, specifically in relation to material risks within its scope (Group top risk themes allocated to the Committee). The Committee gives effect to its responsibility through:

3.10.2.1	ensuring the effective monitoring of the allocated Group top risk themes, ie, risk themes allocated to the Committee;

3.10.2.2

considering and reviewing management’s feedback and/or assurance provider reports on the design and operating effectiveness of existing key risk responses (focus on major or significant deficiencies), aligned to the Combined Assurance Plans;

3.10.2.3	considering management updates on action plans identified to remediate any key responses with significant or major deficiencies;

3.10.2.4

considering management’s feedback on key developments that have a potential material impact on the allocated Group top risk themes (materiality informed by the risk materiality lens applied at Group level), as well as the appropriateness of existing key responses or any new/additional key responses required; and

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Latest revision approved: 20 May 2022

3.10.2.5

providing feedback through the Committee Chairman to the Board on any material risk related matters, specifically the key responses with major or significant deficiencies, key developments with a material impact, any new/additional key responses required or any potential breach of approved financial risk appetite and tolerance levels (as relevant and appropriate).

3.10.3

assisting the Board in carrying out its information and communication technology responsibilities by ensuring the ethical and responsible use of technology and information and compliance with relevant laws and to ensure an appropriate control environment and management of material information and communication technology risks;

3.11	Reviewing the adequacy of insurance coverage.

3.12	Coordination of assurance activities:

3.12.1

The Committee, shall ensure that a combined assurance model is applied to provide a coordinated approach to all assurance activities and will be supported by the GEC, which provides management oversight, assurance and alignment on Group-wide, high risk activities and the Disclosure Working Group, a sub-committee of the GEC, which ensures that the information publicly disclosed complies with requirements of the JSE, NYSE and SEC rules.

3.13	The Committee will:

3.13.1	ensure that the combined assurance received is appropriate to address all the significant risks facing the Company;

3.13.2	ensure the independence of the external service providers appointed by the Company to provide assurance on internal audit or the integrated report; and

3.13.3	monitor the relationship between the external service providers and the Company.

3.14	Finance function

3.14.1

The Committee shall review the expertise, resources and experience of the finance function annually and shall include a report on the results of the review in the annual Integrated Report. The review shall include a review of the expertise and experience of the Chief Financial Officer as may be required from time to time by any stock exchange on which the securities of the Company are listed.

3.15	Performance assessment

3.15.1	The Committee shall assess its and its members’ effectiveness at least once every two years.

3.16	Reporting

3.16.1	The Committee shall annually insert in the financial statements of the Company and where required, those of its South African subsidiaries, a report:

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Latest revision approved: 20 May 2022

(a)	describing how the Committee carried out its functions;

(b)	stating whether the Committee is satisfied that the external auditor is independent of the Company and subsidiaries and its views on the quality of the external audit;

(c)	significant matters that the Committee has considered in relation to the annual financial statements and how these were addressed by the Committee; and

(d)	commenting in any way the Committee considers appropriate on the financial statements, the accounting practices and the internal financial control of the Company.

3.16.2	In addition, the Committee shall prepare such reports as may be required from time to time in terms of the Act or applicable corporate governance requirements.

3.17

The Chairman of the Committee shall report to the Board on its activities and make recommendations to the Board concerning the adoption of the annual and interim financial statements and any other matters arising from the work of the Committee; and

3.18

The Chairman (or, in his/her absence, another member) of the Committee shall attend the annual general meeting to report to shareholders on how the Committee discharged its responsibilities and mandate for the year under review.

4.	MEETINGS AND PROCEEDINGS

4.1

Meetings of the Committee will be held as frequently as the Committee considers appropriate, but it will normally meet not less than four times a year. The Board or any member thereof, including members of the Committee, the external auditors, and the Chief Assurance Officer may, through the Chairman, call further meetings of the Committee. The Committee shall periodically have separate meetings with management, internal audit and the external auditors.

4.2

The meetings of the Committee may be held in person, by telephone, or other form of long-distance conference facility as circumstances may require (such person shall be deemed as being present at the meeting), provided that the required quorum is met.

4.3

Reasonable notice of meetings and the business to be conducted shall be given to the members of the Committee, the Chairman of the Board, the President and Chief Executive Officer (CEO), executives and managers responsible for finance, the Chief Assurance Officer and the external auditor to make proposals as necessary.

4.4	The quorum of the Committee shall be a majority of independent members present. A decision shall be deemed as passed by the Committee if a majority

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vote on the matter for decision is passed by the members present at the Committee.

4.5

A decision that could be voted on at a meeting of the Committee may instead be adopted by written consent of a quorum of members, given in person, or by electronic means, provided that each member received notice of the matter to be decided. A decision made in such manner has the same effect as if it had been approved at a meeting.

4.6	Where decisions are required by way of written resolution, a quorum shall be a majority of independent members, one of whom shall be the Committee Chairman.

4.7

The Chief Financial Officer, Chief Risk Officer, senior audit partner in charge of the external audit and Chief Assurance Officer shall be in attendance at meetings of the Committee and shall have unrestricted access to the Chairman or any other member of the Committee as is required in relation to any matter falling within the remit of the Committee.

4.8	The Chairman, in his/her discretion, may invite other executives to attend and to be heard at meetings of the Committee.

4.9	No attendee shall have a vote at meetings of the Committee.

4.10

The minutes of all meetings of the Committee, or summaries thereof, shall be made available to directors of the Company and the agenda for each such Board meeting shall provide an opportunity for the Chairman of the Committee to report verbally on any matters of importance as well as on the Committee’s findings and recommendations.

4.11	Unless varied by these Terms of Reference, meetings and proceedings of the Committee will be governed by the Company’s MOI regulating the meetings and proceedings of directors and committees.

4.12	The Committee Secretary shall take minutes of meetings. These minutes shall be reviewed and approved by the members of the Committee.

5.	AUTHORITY OF THE COMMITTEE AND RESOURCES AVAILABLE

5.1

The Committee has decision-making authority with regard to its statutory duties and is accountable in this regard to both the Board and the shareholders. On all responsibilities delegated to it by the Board outside of the statutory duties, the Committee makes recommendations for approval by the Board or approves, to the extent that such duty has been delegated to the Committee by the Board.

5.2	The Committee, in carrying out its tasks under these Terms of Reference:

5.2.1	is authorised to investigate any activity within its Terms of Reference;

5.2.2	may, at the discretion of the Committee, require other employees of the Company to attend meetings or parts of meetings;

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5.2.3	may consult with and seek any information it required from any employees, and all employees shall be required to co-operate with any request made by the Committee in the course of its duties;

5.2.4	shall at least quarterly meet separately with the external and internal auditors without any executive member of the Board in attendance; and

5.2.5

shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate, provided it is not precluded by legal or regulatory requirements from doing so.

6.	LIMITED LIABILITY

6.1

The deliberations of the Committee do not reduce the individual and collective responsibilities of Board members, with regard to their fiduciary duties and responsibilities, and they must continue to exercise due care, skill and judgment, in accordance with their legal and statutory obligations.

6.2

Subject to the above provisions and any relevant legislation and codes of best practice, the members of the Committee shall not attract any personal liability arising from their appointment and the Company shall indemnify members of the Committee to the extent possible in terms of its approved directors’ and officers’ liability insurance coverage.

7.	GENERAL

7.1	The Committee, in carrying out its tasks under these Terms of Reference, may obtain such outside or other independent professional advice as it considers necessary to carry out its duties.

7.2	The Board will ensure that the Committee will have access to professional advice both internal and external to the Group in order for it to perform its duties.

8.	REVIEW

These Terms of Reference shall be reviewed every second year and may be amended as and when required by the Board.

ToR: Audit Committee

Latest revision approved: 20 May 2022

APPENDIX 1

STATUTORY PRESCRIBED FUNCTIONS OF AN AUDIT COMMITTEE

The statutory prescribed functions of an audit committee are listed in section 94(7) of the Companies Act, 71 of 2008 as follows:

(7)	An audit committee of a company has the following duties:

(a)	To nominate, for appointment as auditor of the company under section 90, a registered auditor who, in the opinion of the audit committee, is independent of the company;

(b)	to determine the fees to be paid to the auditor and the auditor’s terms of engagement;

(c)	to ensure that the appointment of the auditor complies with the provisions of this Act and any other legislation relating to the appointment of auditors;

(d)

to determine, subject to the provisions of this Chapter, the nature and extent of any non-audit services that the auditor may provide to the company, or that the auditor must not provide to the company, or a related company;

(e)	to pre-approve any proposed agreement with the auditor for the provision of non-audit services to the company;

(f)	to prepare a report, to be included in the Annual Financial Statements for that financial year—

(i)	describing how the audit committee carried out its functions;

(ii)	stating whether the audit committee is satisfied that the auditor was independent of the company; and

(iii)	commenting in any way the committee considers appropriate on the financial statements, the accounting practices and the internal financial control of the company;

(g)	to receive and deal appropriately with any concerns or complaints, whether from within or outside the company, or on its own initiative, relating to—

(i)	the accounting practices and internal audit of the company;

(ii)	the content or auditing of the company’s financial statements;

(iii)	the internal financial controls of the company; or

(iv)	any related matter;

(h)	to make submissions to the Board on any matter concerning the company’s accounting policies, financial control, records and reporting; and

(i)	to perform such other oversight functions as may be determined by the Board.

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Latest revision approved: 20 May 2022

SASOL LIMITED

REMUNERATION COMMITTEE

TERMS OF REFERENCE

1.	PURPOSE AND OBJECTIVE

The Remuneration Committee (The Committee) has been appointed by the Sasol Limited (the Company) Board of Directors (the Board) as a committee of the Board to –

1.1

act as Remuneration Committee of the Company and all its wholly-owned subsidiaries and all other subsidiaries and joint ventures of Sasol (the Group) in respect of which Sasol Limited has the right, or power, to fulfill the functions as Remuneration Committee in terms of prevailing regulatory requirements;

1.2

assist the Board in exercising its function of ensuring that the Group remunerates its employees fairly, responsibly and transparently by, inter alia, implementing affordable, competitive and fair reward practices so as to promote the achievement of strategic objectives and positive outcomes in the short-, medium- and long-term;

1.3	provide a channel of communication between the Board and management on remuneration matters.

2	CONSTITUTION AND MEMBERSHIP

2.1	The Committee shall comprise no less than three members, and all members shall at all times be independent non-executive directors.

2.2	The Chairman of the Board is not eligible to be appointed as Chairman of the Committee.

2.3	The Committee shall appoint the Committee Secretary.

3	MANDATE

3.1	The key decision rights[1] of the Committee are to:

3.1.1	approve Group material[2] human resources policies with a remuneration impact;

3.1.2	approve the principles for the mix between guaranteed and variable components of remuneration for all levels of employees;

[1]	In line with delegated authority and responsibilities as provided for in the Sasol Limited and Sasol Group Limits and Delegation of Authority, from time to time
[2]	Materiality is determined by the Sasol Limited Board

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3.1.3	approve mandates for annual salary adjustments in the Group;

3.1.4	approve the benchmarking methodology adopted in the Group for the setting of base salaries and incentive target amounts;

3.1.5	approve all retention schemes, with or without corporate performance targets;

3.1.6	annually review the list of participants in the Sasol retention scheme as approved by the CEO within the parameters of the Retention policy;
3.1.7	review standard conditions of service and benefits offered to employees, for example: leave, housing, motor vehicles and others;

3.1.8

approve proposals on short- and long-term incentive schemes including all bonus plans (design principles, target setting and allocation principles) and make recommendations to the Board for approval by the shareholders;

3.1.9	consider the living wage for locations where Sasol has large operations, confirming that the Company pays at least a living wage in all countries of operation[3];

3.1.10	consider the distribution of annual rewards to Senior Vice Presidents confirming that there is no unfair discrimination in the Company’s reward practices;

3.1.11

determine and approve any criteria necessary to measure the performance of executive directors in discharging their functions and responsibilities and confirm that there is alignment between individual and group performance and reward outcomes recommended to the Board;

3.1.12

review and approve corporate goals and objectives relevant to the remuneration of the CEO, consider the performance evaluation of the CEO as conducted by thhe Chairman and recommend the reward outcomes of the CEO based on this evaluation;

3.1.13	review and approve the terms and conditions of executive directors’ and EVPs’ service agreements;

3.1.14	approve the fair value of long-term incentive grants offered to participants of the company’s employee share scheme by role category (excluding the company secretary, executive directors and the CEO);

3.1.15	approve the actual long-term incentive grants offered to EVPs, and recommend to the Board, long-term incentive grants offered to the company secretary, executive directors and the CEO;

[3]	As per core conventions of the International Labour Organisation.

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3.1.16	recommend non-executive directors’ remuneration to the Board for approval by shareholders, considering input from external remuneration specialists and management;

3.1.17

ensure that the annual remuneration report, which includes a background statement, the Group’s remuneration policy and an implementation report forms part of the annual Integrated Report[4], provides sufficient level of disclosure as required in terms of the King Report on Corporate Governance for South Africa 2016 (King IV™);

3.1.18	consider the health of in-house pension funds, provident funds, medical aid, and other similar schemes;

3.1.19	obtain assurance in respect of the internal and disclosure controls over reporting on matters for which the Committee has responsibility; and

3.1.20	assess the performance of the Committee and its members at least once every two years.

3.2	The Committee will apply the following principles in exercising its mandate:

3.2.1	ensure that there is alignment between individual performance and rewards;

3.2.2	co-ordinate its activities with the Chairman of the Board and the CEO;

3.2.3	the broad framework and cost of executive remuneration should be a matter for the Board on advice of the Committee; and

3.2.4

liaise with the Board in relation to the preparation of the Committee’s remuneration report and referral thereof to shareholders as may be required by the law or any applicable regulatory requirements.

3.3	Risk management

The Committee supports the Board in ensuring effective risk management oversight, specifically in relation to material risks within its scope (Group top risk themes allocated to the Committee). The Committee gives effect to its responsibility through:

3.3.1	ensuring the effective monitoring of the allocated Group top risk themes allocated to the Committee;

3.3.2	considering and reviewing management’s feedback and/or assurance provider reports on the design and operating effectiveness of existing key risk responses

[4]

King IV defines integrated reporting as “a process founded on integrated thinking that results in a periodic integrated report by an organisation about value creation over time. It includes related communications regarding aspects of value creation. An integrated report could be a standalone report which connects the more detailed information in other reports.”

ToR: Audit Committee

Latest revision approved: 20 May 2022

(focus on major or significant deficiencies), aligned to the combined assurance plans, as well as, considering management updates on actions plans identified to remediate any key response with significant or major deficiencies;

3.3.3

considering management’s feedback on key developments that have a potential material impact on the allocated Group top risk themes (materiality informed by the risk materiality lens applied at Group level), as well as, the appropriateness of existing key responses or any new/additional key responses required;

3.3.4	considering management’s feedback on any risks that have the potential to breach approved financial risk appetite and tolerance levels, as relevant and appropriate; and

3.3.5

providing feedback through the Committee Chairman to the Board on any material risk related matters, specifically the key responses on major or significant deficiencies, key developments with a material impact, any new/additional key responses required or any potential breach of approved financial risk appetite and tolerance levels (as relevant and appropriate).

4	MEETINGS AND PROCEEDINGS

4.1

Meetings of the Committee will be held as the Committee deems necessary, provided that the Committee will meet at least four times each year. Meetings should be organised so that attendance is maximised. The Chairman of the Committee or any member of the Committee may call a special meeting at any other time;

4.2

The notice of each meeting of the Committee, confirming the venue, time and date and enclosing an agenda of items to be discussed, shall other than under exceptional circumstances be forwarded to each member of the Committee not less than two working days prior to the date of the meeting;

4.3

The meetings of the Committee may be held in person, by telephone, by telepresence or such other form of long-distance conference facility as the circumstances may require (such person shall be deemed as being present at the meeting), provided that the required quorum is met;

4.4

The quorum for meetings of the Committee shall be a majority of independent directors present for that particular decision.  A decision shall be deemed as passed if a majority vote on the matter is passed by the members present at a meeting;

4.5

A decision that could be voted on at a meeting of the Committee may instead be adopted by written resolution by a quorum of members, provided that each member received notice of the matter to be decided. A decision made in such manner has the same effect as if it had been approved at a meeting;

ToR: Audit Committee

Latest revision approved: 20 May 2022

4.6	Where decisions are required by way of written resolution, a quorum shall constitute a majority of independent e directors, one of whom shall be the Committee’s Chairman;

4.7

The Committee shall invite the Chairman of the Board (if not a member of the Committee) and the CEO to attend meetings to discuss the performance of other executive directors and EVPs and to make proposals as necessary;

4.8

The Chairman (or in his/her absence, an alternative member) of the Committee shall attend the annual general meeting and be prepared to answer questions concerning the remuneration and/or fees of directors or any other questions that may arise from the Committee’s remuneration report;

4.9	the Chairman of the Committee shall meet with shareholders from time to time, as required, to obtain input from them on the remuneration policy and its implementation report;

4.10

Unless varied by these Terms of Reference, the Company’s Memorandum of Incorporation (MOI) regulating the meetings and proceedings of directors and committees, will govern meetings and proceedings of the Committee;

4.11

The Committee Secretary shall take minutes of meetings. Any director may, provided that there is no conflict of interest and with the consent of the Chairman, obtain copies of the Committee’s minutes; and

4.12	No Committee attendee shall participate in any discussion or decision in respect of their own individual remuneration.

6.	LIMITED LIABILITY

6.1

The deliberations of the Committee do not reduce the individual and collective responsibilities of Board members, with regard to their fiduciary duties and responsibilities, and they must continue to exercise due care, skill and judgment, in accordance with their legal and statutory obligations; and

6.2

Subject to the provisions above and any relevant legislation and codes of best practice, the members of the Committee shall not attract any personal liability arising from their appointment and the Company shall indemnify members of the Committee to the extent possible in terms of its approved directors’ and officers’ liability insurance coverage.

ToR: Audit Committee

Latest revision approved: 20 May 2022

7.	GENERAL

7.1

The Committee, in carrying out its tasks under these Terms of Reference, may obtain such outside or other independent professional advice as it considers necessary to carry out its duties, in consultation with the Group Company Secretary;

7.2

The Committee will have access to professional advice both internal and external to the Company in order for it to perform its duties and will ensure in selecting such external adviser that the appointee meets the independence tests as stipulated in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

7.3

The Committee will review these terms of reference every second year and make recommendations with respect to amendments, if any, to the Nomination and Governance Committee for recommendation to the Sasol Limited Board for approval.

ToR: Audit Committee

Latest revision approved: 20 May 2022